SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE

SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.

(Name of the Issuer)

1 York Street, 31st Floor

Toronto, Ontario Canada M5J 0B6

(Address of the Issuer’s Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

Sun Advantage Savings and Investment Plan

Wellesley Hills, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 19, 2020

We have served as the Company’s auditor since at least 1988; however, an earlier year could not be reliably determined.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments, at fair value or net asset value:
Participant directed funds:
Registered investment companies	$839,730,937	$658,602,874
Vanguard Retirement Savings Trust II	84,896,251	81,734,883
Sun Life Financial Common Stock	12,565,016	11,362,165
Assets held in self-managed accounts	13,495,304	9,743,619
Short-Term Investment Fund	562,792	694,290

Total investments	951,250,300	762,137,831

Receivables:
Notes receivable from participants	7,017,128	6,627,391
Employer contributions receivable	-	554,395

Total receivables	7,017,128	7,181,786

NET ASSETS AVAILABLE FOR BENEFITS	$958,267,428	$769,319,617

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
ADDITIONS:
Contributions:

Employer contributions	$28,383,266	$27,289,925
Participant contributions	25,954,957	24,645,456
Participant rollover contributions	5,087,933	5,028,650

Total contributions	59,426,156	56,964,031

Investment income:
Net appreciation (depreciation) in fair value of investments	153,067,934	(69,232,009)
Dividends	23,694,152	23,548,597
Interest	2,164,022	1,972,508

Net investment income (loss)	178,926,108	(43,710,904)

Interest income on notes receivable from participants	370,475	297,284

Total additions	238,722,739	13,550,411

DEDUCTIONS:

Benefits paid to participants	54,589,754	47,549,545
Administrative expenses	868,953	827,415

Total deductions	55,458,707	48,376,960

INCREASE (DECREASE) IN NET ASSETS BEFORE PLAN TRANSFERS	183,264,032	(34,826,549)

TRANSFERS IN PLAN:
Transfers due to a plan merger - Maxwell Health 401(k) Plan	5,683,779	-

INCREASE (DECREASE) IN NET ASSETS	188,947,811	(34,826,549)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	769,319,617	804,146,166

End of year	$958,267,428	$769,319,617

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN

The following description of the Sun Advantage Savings and Investment Plan (the “Plan” or “Sun Life 401(k)/RIA Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established for the benefit of Sun Life Financial (U.S.) Services Company, Inc.’s (the “Company” or the “Plan Sponsor”) U.S. employees and the U.S. employees of its affiliate, Sun Life Investments LLC that elected to become a participating employer under the Plan. The Plan provides for a Benefits Plan Committee (the “Committee”) which is the named Plan Administrator. The purpose of the Plan is to permit eligible employees of the Company to defer pre-tax 401(k) contributions and/or after-tax Roth contributions and receive employer-matching contributions and employer Retirement Investment Account (“RIA”) contributions in order to provide funds for employees in the event of death, disability, unemployment or retirement. Prior to January 1, 2016, any employee, 21 years or older, was eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment. Effective January 1, 2016, employees under 21 years of age are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Once an employee becomes eligible to participate in the Plan, he or she is eligible for employer RIA contributions and may elect to make 401(k) and/or Roth contributions by entering into a salary reduction agreement. The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of the participant’s compensation. In addition, participants who are age 50 and greater at the end of the calendar year can make up to $6,000 in catch-up contributions which will be contributed to the Plan. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Company Matching Contributions - On December 20, 2018, the Plan was amended and restated effective January 1, 2019. As a result of that restatement, effective January 1, 2019, the Company Matching Contributions were amended. Participating employers contribute an amount equal to 3% of compensation that a participant contributes to the Plan, and 50% of the next 2%. For employees 50 or older that are eligible to make catch-up contributions, catch-up contributions are eligible for Company Matching Contributions. Participating employers will contribute to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and years of RIA credited service on January 1 of the applicable plan year with respect to plan years after December 31, 2018:

Age Plus RIA Credited Service	Company Contribution
Less than 40	2%

At least 40 but less than 55	4%

At least 55	6%

Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, related Company Matching Contributions, RIA contributions, and allocations of Plan earnings. The account is also charged with an allocation of Plan losses and investment related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Vesting - Participants are vested immediately in their individual contributions, plus actual earnings thereon. Participants are also vested immediately in the participating employer’s Company Matching Contributions that are made subsequent to December 31, 2018. Vesting in the participating employer’s Company Matching Contributions made prior to January 1, 2019, and the participating employer’s RIA contributions whenever made continue to be subject to vesting rates based on years of credited service. These contributions vest at rates of 20% per year of credited service and become 100% vested after five years of credited service. A participant becomes fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Investments - Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer contributions are invested in accordance with participant investment allocations. The Plan currently offers many registered investment companies, the Sun Life Financial Stock Fund (a party-in-interest), self-managed accounts and a stable value fund as investment options for participants.

The Sun Life Financial Stock Fund is only available to participants in this Plan and invests primarily in the common stock of Sun Life Financial Inc., an affiliate of the Company, with a small portion invested in the State Street Global Advisors Short-Term Investment Fund (“STIF” or “Short-Term Investment Fund”).

The Vanguard Retirement Savings Trust II (the “Trust”), is a stable value fund offered by the Plan. The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in the Vanguard Retirement Savings Trust Master Trust (“VRST Master Trust”). The underlying investments in the VRST Master Trust are primarily in a pool of synthetic and traditional investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by Vanguard Fiduciary Trust Company.

Amendments to the Plan - On February 24, 2019, a discretionary amendment to the Plan (as amended and restated effective January 1, 2019) was executed. The amendment states that, with the introduction of the Sun Life Financial U.S. Employee Stock Purchase Plan on April 1, 2019, the investment option of the Plan’s Sun Life Financial Stock Fund will be removed. The fund will be closed to new investments, including transfers, starting on April 1, 2019, and participants will have until March 31, 2020 to transfer balances out of the fund.

On December 20, 2018, the Plan was amended and restated effective January 1, 2019. As a result of that restatement, effective January 1, 2019, the Company Matching Contributions were amended. This is discussed in detail in the “Description of the Plan” section, on page 6 of these Financial Statements.

On June 1, 2018, an affiliate of the Plan Sponsor acquired Maxwell Health, Inc. (“Maxwell”). As a result of the transaction, Maxwell employees were transferred to the Plan Sponsor and became eligible to participate in the Plan on January 1, 2019. The Maxwell Health 401(k) Plan assets were merged into the Sun Life 401(k)/RIA Plan as of February 6, 2019. Transfers into the Plan resulting from this transaction totaled $5,683,779 and are reflected in Transfers due to a plan merger - Maxwell Health 401(k) Plan in the Statement of Changes in Net Assets Available for Benefits in 2019. The transfer amount was comprised of $5,578,263 of rollovers into participant directed funds, $48,415 of excess forfeiture amounts, and $57,101 of loan balances into notes receivable from participants, in the 2019 Statement of Net Assets Available for Benefits.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Prohibited Transaction Forfeiture Account Correction - In the Maxwell Health 401(k) Plan merger into the Sun Life 401(k)/RIA Plan, the Forfeiture account from the Maxwell Health Plan was inadvertently paid by the third party administrator to the general corporate cash account instead of the forfeiture account in the Sun Life 401(k)/RIA Plan. The error was corrected by providing funding to the Sun Life 401(k)/RIA Plan forfeiture account of $48,415, which included calculated interest income lost. This was treated as a transfer of funds into the Sun Life 401 (k)/RIA Plan and the funding occurred on December 17, 2019.

Self-Correction Program (“SCP”) - During 2019, the Committee completed the correction of an operational failure to correctly withhold a participant’s Roth contributions and fund the correct Company Matching Contributions from 2016 into 2019. This correction was made under the Internal Revenue Service’s (“IRS”) Employee Plans Compliance Resolution System SCP for one participant. The Plan Sponsor made employer contributions in 2019 of $19,255 to restore lost employee and employer contributions and earnings thereon for the affected participant. The contributions are reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.

During 2017, the Committee identified an operational failure relating to 15 participants who were employed/reemployed during Plan years 2011-2015. The participant’s length of service was not correctly calculated at the time of hire/rehire and thus his or her RIA employer contributions were based on an incorrect percentage factor. During 2018, the Committee completed the correction of this failure to correctly administer the Plan’s provision. This correction was made under the IRS’s Employee Plans Compliance Resolution System SCP. The Plan Sponsor made employer contributions in 2018 of $16,985 to restore lost employer RIA contributions and earnings thereon for the affected participants. The contributions are reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018.

Notes Receivable from Participants - A participant may borrow up to 50% from their vested account balance (excluding the balance attributable to RIA non-elective contributions) with a minimum loan balance of $1,000 and a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of up to five years for non-mortgage loans and of up to fifteen years for mortgage loans. Only one non-mortgage loan and one mortgage loan are permitted to be outstanding at any time. Loan repayments are credited against investments as allocated in the participant’s account. The loans are secured by an assignment of a participant’s vested interest in the Plan, and bear an interest rate equal to the prime rate plus 1% at the time funds are borrowed as determined by the Plan Administrator.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. A participant who has reached the age of 59 1/2 may withdraw all or a portion of their non-RIA accounts by submitting a specific request to the Plan. If the participant’s service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment. Distributions will be made in installments or in a lump sum, except if the participant’s account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Participants are eligible to make hardship withdrawals from their account in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - When certain terminations occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions or plan administrative expenses. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the forfeited amount will be reinstated. At December 31, 2019 and 2018, forfeited amounts not yet allocated totaled $100,246 and $22,052, respectively. Employer contributions were reduced by $596,254 and $778,838 from forfeited non-vested amounts for the years ended December 31, 2019 and 2018, respectively.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments sold during the year as well as unrealized gains and losses on investments held as of year-end.

Notes Receivable from Participants - Participant notes receivable represent the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2019 and 2018.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. Fees incurred by participants and reflected in administrative expenses within the Statements of Changes in Net Assets Available for Benefits, include loan fees, advisory fees, fund redemption fees, self-managed account fees, and beginning in February 2016, a two dollar monthly administrative fee. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-14, which amends Accounting Standards Codification (“ASC”) 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The ASU’s changes related to disclosures are part of the FASB’s disclosure framework project, which the Board launched in 2014 to improve the effectiveness of disclosures in notes to financial statements.

ASU 2018-14 adds requirements for an entity to disclose the following:

●	The weighted-average interest crediting rates used in the entity’s cash balance pension plans and other similar plans.
●	A narrative description of the reasons for significant gains and losses affecting the benefit obligation for the period.
●	An explanation of any other significant changes in the benefit obligation or plan assets that are not otherwise apparent in the other disclosures required by ASC 715.

The provisions of ASU 2018-14 will be effective for the Plan beginning with the year ended December 31, 2020, and amendments will be applied retrospectively to each period presented. The provisions of ASU 2018-14 are not expected to have a material impact on the Plan’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. ASU 2018-13 will be effective for the Plan’s fiscal year beginning after December 15, 2019. The provisions of ASU 2018-13 are not expected to have a material impact on the Plan’s fair value disclosures, nor an impact on the fair value measurement of the investments.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements. ASU 2018-09 provides amendments to a wide variety of topics in the FASB’s ASC. Specific to employee benefit plans, this ASU includes an amendment to Subtopic 962-325, Plan Accounting––Defined Contribution Pension Plans––Investments––Other. This amendment updates the consideration for whether a certain type of investment should be considered to be eligible to use the net asset value per share practical expedient when there is actually a readily determinable fair value. Investments that have a readily determinable fair value are precluded from using the net asset value per share practical expedient and should be included in the fair value hierarchy disclosure. ASU 2018-09 will be effective for the Plan’s fiscal year beginning after December 15, 2019. The provisions of ASU 2018-09 are not expected to have a material impact on the Plan’s fair value disclosures, nor an impact on the fair value measurements of the investments.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 modifies certain aspects of recognition, measurement, presentation and disclosure guidance of financial instruments. The provisions of ASU 2016-01 will be effective for the Plan beginning with the year ended December 31, 2019. The application of provisions of ASU 2016-01 did not have a material impact on the Plan’s financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3.	TRUSTEE

Voya Institutional Trust Company is the named Trustee of the Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained a determination letter dated March 6, 2015, in which the IRS stated that the Plan and related trust as designed, including the May 12, 2014 discretionary amendment to the Plan, were in compliance with the applicable regulations of the IRC. The Plan has been amended since May 12, 2014. The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes or provision for uncertain tax provisions have been included in the Plan’s financial statements.

In December 2016, the IRS began publishing a Required Amendments List for individually designed qualified retirement plans which specifies changes in qualification requirements. The list is published annually and requires a plan to be amended for each item on the list, as applicable, to retain its tax exempt status.

The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2016.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan has categorized its financial instruments that are carried at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The levels of the fair value hierarchy are as follows:

Level 1

Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access. Active markets are defined as markets in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

The types of assets utilizing Level 1 valuations include investments in publicly traded mutual funds with quoted market prices, Sun Life Financial Common Stock and publicly traded equity investments and mutual funds held in self-managed accounts.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

6.	FAIR VALUE MEASUREMENT (CONTINUED)

Level 2

Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

The Plan did not hold investments that are utilizing Level 2 valuations during the years ended December 31, 2019 and 2018.

Level 3

Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Plan’s understanding of the market and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3.

The Plan did not hold investments that are utilizing Level 3 valuations during the years ended December 31, 2019 and 2018.

There have been no significant changes made in valuation techniques during 2019 or 2018.

The following table presents by fair value hierarchy the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$839,730,937	$-	$-	$839,730,937
Sun Life Financial Common Stock	12,565,016	-	-	12,565,016
Assets held in self-managed accounts	13,495,304	-	-	13,495,304
Short-Term Investment Fund	562,792	-	-	562,792

Total assets in the fair value hierarchy	866,354,049	-	-	866,354,049

Investments measured at net asset value (a)	-	-	-	84,896,251

Total investments at fair value	$866,354,049	$-	$-	$951,250,300

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

6.	FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents by fair value hierarchy the Plan’s investments at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$658,602,874	$-	$-	$658,602,874
Sun Life Financial Common Stock	11,362,165	-	-	11,362,165
Assets held in self-managed accounts	9,743,619	-	-	9,743,619
Short-Term Investment Fund	694,290	-	-	694,290

Total assets in the fair value hierarchy	680,402,948	-	-	680,402,948

Investments measured at net asset value (a)	-	-	-	81,734,883

Total investments at fair value	$680,402,948	$-	$-	$762,137,831

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The Plan transfers assets into or out of levels at the fair value as of the beginning of the reporting period. Transfers made are the result of changes in the level of observability of inputs used to price assets. The Plan did not transfer assets or liabilities in or out of Level 2 or Level 3 during the years ended December 31, 2019 and 2018.

The methods and assumptions that the Plan uses in determining the estimated fair value of its financial instruments that are measured at fair value on a recurring basis are summarized below:

Registered investment companies - The Plan’s investment in shares of registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies’ shares held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan have been determined to be actively traded.

Sun Life Financial Common Stock and STIF - the Sun Life Financial Common Stock Fund is a unitized stock fund. The fund consists of both Sun Life Financial common stock and a short-term cash equivalent component, the STIF, that provides liquidity for daily trading. Sun Life Financial common stock is valued at quoted market prices in active markets and the STIF, which invests in money market funds, is valued at quoted market prices in active markets.

Assets held in self-managed accounts - Assets held in self-managed accounts include registered investment companies and exchange traded stocks. These assets are stated at fair value based on quoted market prices in active markets of the assets held in the accounts.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

6.	FAIR VALUE MEASUREMENT (CONTINUED)

Vanguard Retirement Savings Trust II - The Plan’s investment in the Vanguard Retirement Savings Trust II collective trust fund is valued at net asset value per unit and is composed solely of investments in the VRST Master Trust. The VRST Master Trust invests in a of a pool investment contracts issued by insurance companies and commercial banks and is valued at the net asset value of units of the master trust based upon contract value, which is the relevant measurement under the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services—Investment Companies. Contract value represents contributions made to the collective master trust, plus earnings, less participant withdrawals and administrative expenses. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily at net asset value per unit. If the Plan initiates a full redemption of the collective trust at full accumulated book value, the issuer reserves the right to require twelve months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan may elect to receive less than full accumulated book value, subject to limitations on surrender imposed by the underlying investments of the collective trust, after providing thirty business days’ notice. There are no participant redemption restrictions for the collective trust; the redemption notice period is applicable only to the Plan. There are no unfunded commitments relating to the collective trust as of December 31, 2019 and 2018.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan has several transactions that qualify as permitted party-in-interest transactions as follows:

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These Notes Receivable from Plan participants qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

Massachusetts Financial Services Company (“MFS”), an affiliate of the Company, manages two mutual fund investment options within the Plan. These options are the MFS High Income Fund and the MFS Institutional International Equity Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate. Fees paid by the Plan for investment management services were included as a reduction of the return on each fund. The following table presents mutual fund investment’s value as of and the net investment income (loss) for the years ended:

	December 31, 2019		December 31, 2018

	Investments	Net Investment Income (Loss)	Investments	Net Investment Income (Loss)

MFS High Income Fund	$11,394,683	$1,491,349	$9,776,189	($307,640)

MFS Institutional International Equity	$19,830,739	$4,348,485	$15,232,031	($1,845,048)

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS (CONTINUED)

The following table presents the fair value and the net investment income (loss) of the common stock of Sun Life Financial Inc., an affiliate of the Company, for the years ended:

	December 31, 2019			December 31, 2018

	Shares	Fair Value	Net Investment Income (Loss)	Shares	Fair Value	Net Investment Income (Loss)
Sun Life Financial Stock Fund	275,730	$12,565,016	$4,425,910	342,337	$11,362,165	($2,266,711)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 to the 2019 Form 5500:

Net assets available for benefits per the financial statements	$958,267,428
Less: Certain deemed distributions of participant loans	(12,675)

Net assets available for benefits per the Form 5500	$958,254,753

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 to the 2018 Form 5500:

Net assets available for benefits per the financial statements	$769,319,617
Less: Certain deemed distributions of participant loans	(12,675)

Net assets available for benefits per the Form 5500	$769,306,942

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated from the balance sheet date through the date of issuance of the financial statements on June 19, 2020. Other than the events disclosed below, no events were identified subsequent to December 31, 2019 that would have a material effect on the financial condition of the Plan.

On January 1, 2020, the 401(k) Profit Sharing Plans of affiliated employers, Prime Advisors, Inc. (“Prime Advisors”) and Ryan Labs Asset Management Inc. (“Ryan Labs”) were merged into the Plan and the assets and liabilities of their related trusts were transferred to the Trust. On December 18, 2019, a discretionary amendment to the Plan (as amended and restated effective January 1, 2019) was executed to credit the transferred employees of Prime Advisors or Ryan Labs with RIA credited service for the Plan for each calendar year the participant completed 1,000 hours or more of service with Prime Advisors or Ryan Labs, and credit the transferred employees with years of service determined as if the participants’ Prime Advisors or Ryan Labs employment were with an affiliated employer. Transfers into the Plan resulting from this transaction totaled $19,461,563 and will be reflected in Transfers due to a plan merger - Prime Advisors and Ryan Labs 401(k) Plans in the Statement of Changes in Net Assets Available for Benefits in 2020. The transfer amount was comprised of $19,320,535 directed into participant directed funds and $141,028 of loan balances into notes receivable from participants, which will be reflected in the 2020 Statement of Net Assets Available for Benefits.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

9.	SUBSEQUENT EVENTS (CONTINUED)

On March 11, 2020, the World Health Organization declared the global outbreak of COVID-19 a pandemic. Subsequent to that, the United States of America declared a National Emergency due to the pandemic on March 13, 2020. No revisions were made to the financial results as of December 31, 2019. As the situation is evolving at an extremely rapid pace, the duration and impact of COVID-19 is uncertain at this time as it relates to the financial results of the Plan in future periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted the CARES Act distribution provision which allows a withdrawal of up to $100,000 (or full account balance if less than $100,000) from the account without the 10% penalty on withdrawals prior to reaching age 59 1⁄2. Plan management adopted the provision allowing an increase the maximum loan limit for qualified participants to the lesser of 100% of the participant’s vested account balance or $100,000. Additionally, Plan management adopted the provision allowing 401(k) loan payment deferments until December 31, 2020.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

Employer ID No: 26-3730703 Plan No. 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b)	(c)	Number of Shares	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Cost**	Current Value

	Vanguard	Vanguard Retirement Savings Trust II - Collective Trust	84,896,124		$84,896,251

		Registered investment companies:
*	Massachusetts Financial Services	MFS High Income Fund	3,293,255		11,394,683
		MFS Institutional International Equity	711,800		19,830,739
	Fidelity Investments	Fidelity Low-Priced Stock Fund	257,799		12,887,383
	Vanguard	Vanguard Growth	1,087,314		102,044,429
		Vanguard Institutional Index Fund	0		957
		Vanguard Institutional Index Fund Plus	547,994		159,055,281
		Vanguard Total Bond Index Fund	7,089,998		78,345,153
		Vanguard Mid-Cap	836,499		40,771,079
		Vanguard Small Cap	462,212		36,685,912
		Vanguard Inflation-Protected Securities Fund	1,352,437		14,254,715
		Vanguard Value	941,245		44,022,238
		Vanguard Total International Stock	746,654		89,204,447
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	261,866		3,205,239
		T. Rowe Price Retirement 2015 Fund	113,281		1,410,349
		T. Rowe Price Retirement 2020 Fund	1,008,672		13,082,476
		T. Rowe Price Retirement 2025 Fund	2,317,571		30,985,926
		T. Rowe Price Retirement 2030 Fund	1,567,344		21,331,557
		T. Rowe Price Retirement 2035 Fund	1,821,132		25,295,526
		T. Rowe Price Retirement 2040 Fund	1,396,487		19,592,710
		T. Rowe Price Retirement 2045 Fund	1,186,644		16,838,483
		T. Rowe Price Retirement 2050 Fund	696,236		9,844,777
		T. Rowe Price Retirement 2055 Fund	122,504		7,950,955
		T. Rowe Price Retirement 2060 Fund	557,180		1,750,583

	American Funds	American Funds The New Economy Fund	335,909		15,374,548

	AllianceBernstein	AllianceBernstein Discovery Value Fund	1,048,407		20,643,129

	BNY Mellon	BNY Mellon Small Mid	1,345,258		33,967,775

	Principal Funds	Principal Diversified Real	62,166		723,608

	DFA	DFA Emerging Markets Equity Port	202,525		4,408,961

	Cohen & Steers	Cohen & Steers Real Estate	274,279		4,827,319

		Total registered investment companies			$839,730,937

*	Sun Life Financial Inc.	Sun Life Financial Stock	275,730		12,565,016

	State Street	State Street Global Advisors STIF	562,625		562,792

*	Self-Managed Accounts	TD Ameritrade Self-Managed Accounts			13,495,304

*	Participant Loans	Interest rates ranging from 3.25% to 8.25%			7,017,128

		Total			$958,267,428

* Party-in-interest.

** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Tammi Wortham
Tammi Wortham
Authorized Member, Benefit Plans Committee

Dated: June 19, 2020

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm